SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

YEALY EMPLOYER VARIABLE PAY RULES OF THE ELETROBRAS COMPANIES

1	- PURPOSE

1.1       The purpose of these set of rules is establishing the YEALY EMPLOYER VARIABLE PAY – RVA of the exercise of collection of RESULTS, as a promotion of the productivity, according to the terms of art. 152 of Federal Law No. 6.404, dated on December 15th 1976, Decree 8.945/2016, art. 37, fifth paragraph, as well as other legal current dispositions.

Single paragraph - RVA is restricted to the Executive Board of the companies Eletrobras and does not include the Consultants.

1.2       The definition of establishing the RVA in RESULTS of the indicators facing the goals established that maintain the explicit relation with the Strategic Planning of Eletrobas having as an objective to prioritize the efficient and effective management. The scope of goals of the results is presented as a lever so the companies of Eletrobras are able to fulfill the objectives for which they were created generating value to all the interested parties.

2	- LEGAL PROVISIONS

2.1       It is understood that the value to be distributed to the RVA title, which calculation will be processed according to what is established on item 3, is paid, in cash and installment deferred based on the payments valid in the payment date (when the company effectively executes the VARIABLE REMUNERATION payment), not including 12 parts of the thirteenth salary and holiday compensation.

2.2       RVA is not subject to the Resolution of the Board of Directors at State-Owned Enterprises - CEE No. 10, on May 30th 1995, and, therefore, there has no Participation on the profits and/or Results of the employees during the limit of 25% of the dividends.

2.3       The payment of RVA of the exercise of verification of RESULTS, by the participating companies of the program will be conditioned to the following situations:

§1º	if the company provides positive net income of the exercise of the calculation of the RESULTS.

§2º	in case of being paid, minimum, the obligatory dividend of the shareholders of the companies which is related to the Director or President, according to what is established on art. 152 of Law No. 6.404/76.

§3º	the full distributions of the dividends defined on General Meeting or equivalent.

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§4º	the effective distribution of PLR (Profits and Result Participation) to the employees.

§5º	is contained on the global limit of the remuneration of the Leaders approved by the Board of Directors at State-Owned Enterprises - Sest.

§6º	The company that remains on accumulated loss even after positive net profit events, in the year of the assessment object, that will present the prejudice that will not be able to pay RVA.

§7º	The effective payment of RVA is conditioned to the financial availability of the company, unchanged the right of receiving and being prohibited the hiring of loans for the payment.

§8º	It will not be allowed any form of payment of RVA for indicators with fulfillment of goals less than 80% (eighty percent). The payment above 3,0 of the fees (H), with extrapolation of the goals, will be attributed if reached, minimum, 95% of the compliance of all the goals. In case this request is not fulfilled, the maximum value attributed will be 3,0 fees.

§9º	Will be responsibility of each company of the payment of RVA and its respective Leaders.

§10º	The internal audit area will be responsible by manifesting its compliance of the rules, including differing and the payments executed.

3	- REQUIRIMENT FOR PAYMENT

3.1       The value of up to 4,5 fees to be distributed in each company and its Leaders, the title of RVA will be calculated according to the verification of the results presented on item 5.

3.2       Considering the existence of goals and weights by the companies and the Board, it is possible to execute the difference of the remuneration between the Leaders of the same company and different companies.

3.3       The total value to be received by the Executive Board will be limited to 10% of the Net Profit of the company, according to the terms of article 152 of Law 6.404/76.

4	- INDICATORS AND GOALS

4.1       This program is structured based on goals for the indicators of the Results. Regarding the Indicators connected to the Directive Plan of Business and Management - PDNG and the Contract of Goals of Company Performance - CMDE, alongside the indicators of the Leader Assessment, Indicator of Conformity Sest and Indicator connected to the business units (Project Development Index), based on the deadline compliance. Each board will have, at least, a project mentioned for the monitoring of RVA title, monitored by the Corporative Project Management Office.

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4.2       The indicators, targets, protocols and weights associated are presented in the standard annexes by SEST, for each company participating of RVA. These annexes alongside to the present rules compose RVA.

4.3       In case of alteration of indicators that compose the valid RVA, these justifications will be registered on the Technical Notice to be forwarded to Sest.

5	- CALCULATION OF RESULTS

The indicators of RVA are distributed according to the illustrative table below:

a	b	c	d	e	f	g	h	i
Level	Indicator	Signal	Weight (Pi)	Target	Executed	% Compliance	Fpi	Fpi x Pi
Corporative (Strategic)	The Indicator of the Economic-Financing Develpment (RPL for banks of Capital Return in the others)	+	15%
	Execution of OI (except Financial institutions)	+	15%
	Public Policy Index	+	10%
	Operational Efficiency Index	-	10%
	Quality of the Credit for banks	+	10%
	Other criteria of the company	+	10%
College	Assessment of the College Board by the Administration Board	+	5%
	SEST Conformity Indicator	+	5%
Business Unit (Tactical-Operational)	Index of Development of Project by Board	+	10%
Percentage Ponderated by the Compliance of the Goal by the Board (Total ∑ (Fpi x Pi))
Individual Value of RVA to be paid by the Board (H x ∑ Fpi x Pi)

5.1       The value of RVA will be calculated according to these:

5.1.1  First of all it most be calculated the "% of the compliance" of the goal (column g) of each indicator, therefore, the value is executed on each indicator facing the establishment goal;

5.1.2	After this, the % compliance of the goal for each indicator shall be used in order to calculate Fpi (column h), of the Payment Factor associated to the compliance percentage of the goal for each indicator. The Fpi is calculated according to the indicator rule, that shall be composed n the attachment of the office of Sest. It is important to mention, that for the compliance of a goal lower than 80%, the Payment Factor FPi must be equal to zero.

5.1.3  Defined Payment Factor - Fpi (column h), of the following step is the calculation of the product Fpi by the Weight - Pi (column d) defined for each indicator, Fpi x Pi (column i).

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5.1.4  The addition of the multiplication of all the lines of the indicators will represent the Ponderate Percentage of Compliance of the Goal by the Board = ∑ (Fpi x Pi).

5.1.5  At last the value of RVA will be paid by the Board and the Ponderated Percentage by the number of the fees (H) defined by Sest for the company of the year- base, H x ∑Fpi x Pi. The program of 2019 RVA is previewed of the payment of 3,0 fees (H)+ 1,5 of the bonus fee, according to the conditions presented on item 2.3.

6	- MEASUREMENT OF TARGETS PLAN COMPLIANCE DEGREE

6.1       The Department of the Company Development, the Management of Projects and Sustainability - PREP, of Holding, that yearly acts regarding the pacts and signature of the Contracts of the Targets of the Company Development - CMDE and the verification of the results for the Executive Board and Administration Board of Eletrobras, will be monitoring and verification of the results of the indicators and projects of this program before the established goals, alongside the areas of the companies of Eletrobras that also act in the process of management of CMDE.

6.2       The Eletrobras Administration Board is responsible by the approval of the indicators, weights of the category of corporative indicators and goal contracts.

6.3       The internal audit and the Administration Board will be expressed responsible by the validation of the compliance of goals and rules of the Program RVA.

6.4       The President of Eletrobras will forward to the presidents of the administration board of each company of the result of the verification of the agreed targets.

7	- PAYMENT

7.1       The payment of RVA will be executed after the payment of the first installment of the Profits and Result Participation - PLR and the dividends approved at the Ordinary General Meeting, being deferred in 5 (five) years according to the chart below and provisioned accountability.

Deferred Payment	Program	Year +1	Year +2	Year +3	Year +4	Year +5
	Program of the year (Base Year)	50%
			20%
				10%
					10%
						10%

7.2	The years subsequent to the year base, according to the prejudice event, to deferred installment to be paid on the following year to be reverted.
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7.3	In the subsequent to base year, in the event of the higher net profit reduction of 20% regarding the year-base of RVA will generate the right of payment, of the value of the installment deferred to be paid on the following year shall be reversed, in the proportion of the result diminution.

7.4	The payment will maintain the proportionality to the period effectively worked by the participants regarding the exercise of the verification of the RESULTS.

7.5	The value of RVA amount, for the President and each Director:

7.5.1	For the companies of Eletrobras, except holding, 50% will be paid in cash, on the first exercise according to the goal scope (year +1); and

7.5.2	The other 50% of the installment deferred will be paid based on valid fee in the date of the payment, according to the defined proportion of item 7.1.

7.5.3	For holding, the payments will be executed by the instrument mean based on shares, respecting the items 7.1, 7.2 and 7.3, calculated in the following way:

A)	Calculating of the average quotation of the unit share of the company in the last week of the social exercise, considering the average of the share budget ON and PN, regarding the capital weight;
B)	Dividing the RVA amount that each director will have the right of the average budget of share, obtaining the number of reference shares;
C)	The value to be paid in the first following exercise to the scope of the goals (Year +1) will be paid on cash, multiplying the average budget of the shares in the last week of the previous month to the payment by the number of reference shares (50%); and
D)	The subsequent years, the value to be paid will be the number of reference shares, multiplication by the average budget in the last week of the month previous to the payment.

8	- MONITORING

8.1	RVA will be monitored by the parties in periodical meetings to be executed in breaks not longer than 3 (three) months and will be treated with confidentiality being restricted to the Executive Board and the Administration Boards of each company and Holding.

8.2	After the RVA payment, it will be forwarded to the Coordination Secretariat and State-Owned Company (SEST) report containing the result and the analysis of the compliance of the respective goals to the exercise of these regulations, as well as the payment executed to each member of the Executive Board.

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9	- EXIT CONDITIONS

9.1       Exit due to the initiative of the Director or the Company: the participant has the right of receiving regarding the valid year and other installments, according to the maintenance of the results previewed on item 7.

10	- COVERAGE

10.1     All the disposition of the present regulations of RVA will remain valid until it is established the new variable remuneration program.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.